Exhibit 99.4

CONSENT

March 30, 2016

TO:	Ontario Securities Commission, as Principal Regulator

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Securities Offices
Newfoundland and Labrador, Securities Administration Division

Dear Sirs and Mesdames:

Re:	Filing of Technical Report by Kinross Gold Corporation

Reference is made to the technical report, dated March 30, 2016, entitled “Tasiast Project, Mauritania, National Instrument 43-101 Technical Report”, which the undersigned prepared for Kinross Gold Corporation (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the undersigned hereby consents to the public filing of the Technical Report by Kinross Gold Corporation with the Commissions.

Yours very truly,

Signed “John Lewis Sims”
John Lewis Sims